Exhibit (a)(1)

This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933, as amended.

PIXELWORKS, INC.

OFFER TO EXCHANGE CERTAIN
OUTSTANDING PIXELWORKS STOCK OPTION GRANTS
EXPIRES NOVEMBER 28, 2006

OFFER CIRCULAR

Pixelworks, Inc. (“Pixelworks,” “we” or “us”) is offering our employees the right to exchange outstanding stock options granted under any Pixelworks stock incentive plan that was in force prior to the 2006 Stock Incentive Plan with an exercise price equal to or greater than $4.75 per share (an “Eligible Grant”) for new stock options granted under our 2006 Stock Incentive Plan (a “New Grant”) according to a 4-to-1 exchange ratio (the “Exchange Ratio”). This offer is referred to as the “Offer.” The actual exchange of options is referred to as the “Exchange.” A plan that was in place prior to the 2006 Stock Incentive Plan is an “Old Plan,” and the 2006 Stock Incentive Plan is the “2006 Plan.” The terms and conditions of the Offer and the right to receive a New Grant are described in this Offer Circular.

You may participate in the Offer only if we or one of our affiliates employ you on the expiration date of the Offer. You are not eligible to participate in the Offer, however, if you are one of the five highest compensated executives (Allen Alley, Hans Olsen, Mike Yonker, John Lau and Richard Tobias) or a member of the Board of Directors. Even if you are eligible, you do not have to accept the Offer. Your participation in the Offer is voluntary.

If you are eligible to participate in the Offer, you may elect to tender in the Offer any or all of your Eligible Grants (i.e. those grants under an Old Plan with an exercise price of $4.75 or more). If you want to tender any option of a particular Eligible Grant, you must tender all stock options outstanding under that grant (whether or not vested).

If you want to accept the Offer, your election to accept the Offer must be received by the expiration date of the Offer. The “Expiration Date” of the Offer is 11:59 p.m., Pacific Standard Time, on November 28, 2006. We may, however, extend the Expiration Date in our sole discretion. This Offer Circular includes more detailed instructions for making an election to accept the Offer. All of the information that you need to complete the election form is also located online at your account at www.etrade.com, and also has been provided to you with this Offer Circular in a Statement of Employee Option Grants.

At any time prior to the expiration of the Offer, you may withdraw the tender of any of your Eligible Grants, provided that any such withdrawal must cover all options outstanding under the particular grant. None of the Eligible Grants that you withdraw will be exchanged.

Any Eligible Grants that you tender in the Offer (and do not withdraw) will terminate when we issue you a New Grant on the “New Grant Date,” currently expected to be December 1, 2006. If you elect to accept the Offer, you release all of your rights with respect to the Eligible Grants that you tender in the Offer and we will issue New Grants to you on December 1, 2006 if you are an employee of Pixelworks or one of our affiliates at such time. We may extend the New Grant Date if we extend the Expiration Date of the Offer. If you tender an Eligible Grant and your employment terminates for any reason whatsoever before the date that the New Grants are actually awarded, we will deem that you have withdrawn your tender so that you will not receive a New Grant and any Eligible Grants that you tendered in the Offer will be reinstated. Your election to accept the Offer does not in any way change your status as an at-will employee. That means that you are not guaranteed employment for any period of time.

Subject to the employment requirement described in the preceding paragraph, if you accept the Offer we will issue you a New Grant based on a 4-to-1 exchange ratio. For example, if you elect to tender Eligible Grants representing the right to purchase 1,000 shares of our common stock, you would receive a New Grant representing the right to purchase 250 shares of our common stock. The New Grant would be for nonqualified stock options issued under our 2006 Plan, and would have a per share exercise price equal to the closing price on the NASDAQ Global Market of our common stock on the New Grant Date. The New Grant would vest, subject to your continued employment, according to an eighteen (18) month vesting schedule in which one-third (1/3rd) of the shares would vest six (6) months after the “vesting base date” (the last day of the month in which we award your grant), and the remaining two-thirds (2/3rd) would vest ratably at the end of each of the next twelve (12) months. The New Grant would have a seven (7) year term, subject to your continued employment.

It is important that you read the detailed terms of the Offer that are contained in the “Terms of the Offer” section in this Offer Circular. Also be sure to read the “Risk Factors” section. This Offer Circular defines all capitalized terms that it uses (see the table of contents).

The Date of this Offer Circular is October 27, 2006.

Attachments:

Election Form and Release Agreement	Attachment A
Selected Financial Data	Attachment B
List of Executive Officers and Members of the Board of Directors	Attachment C

INDEX OF DEFINED TERMS

2006 Plan	1
Cancelled Grants	4
Company	4
Election Form	6
Eligible Employee	6
Eligible Grant	1
Exchange	1
Exchange Ratio	1
Expiration Date	1
New Grant	1
New Grant Agreement	3
New Grant Date	17
Offer	1
Old Plan	1
SEC	7

SUMMARY OF OFFER EXPIRING NOVEMBER 28, 2006

The following is a summary of some of the key terms and conditions of the Offer. It is important that you read the detailed terms of the Offer that are contained in the “Terms of the Offer” section in this Offer Circular. You should also be sure to read the “Certain Risks Of Participating In The Exchange” section in this Offer Circular.

We use the term “Company” in this Offer Circular to mean Pixelworks and any of its subsidiaries.

•	The Offer. We are offering our employees the right to exchange outstanding stock options granted under any Pixelworks stock incentive plan that was in force prior to the 2006 Stock Incentive Plan with an exercise price equal to or greater than $4.75 per share (an “Eligible Grant”) for new stock options granted under our 2006 Stock Incentive Plan (a “New Grant”) according to a 4-to-1 exchange ratio (the “Exchange Ratio”). This offer is referred to as the “Offer.” The actual exchange of options is referred to as the “Exchange.” A plan that was in force prior to the 2006 Stock Incentive Plan is an “Old Plan,” and the 2006 Stock Incentive Plan is the “2006 Plan.” This Offer Circular describes the terms and conditions of the Offer, the Exchange and the New Grants.

•	Reasons for the Offer. Under the Old Plans, we granted stock options annually to a substantial portion of our employees. When the Compensation Committee of the Board of Directors approves the grant of a stock option, it establishes the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The per share exercise price is set at the market price of a share of our common stock on the date the option is granted. Thus, an employee receives value only if he or she exercises an option and sells the purchased shares at a price that exceeds the option’s exercise price. The granting of stock options is intended to align the interests of our employees with those of our shareholders in terms of increasing the value of our common stock.

Our stock price has experienced a significant decline and volatility during the past year as a result of a number of factors affecting our business, including most recently, delays associated with new product introductions, relative weakness in the semiconductor industry and slower than expected transition of customers from older generation products to newer generation products. As a result, many of our employees hold grants with exercise prices significantly higher than the current market price of our common stock. As of August 25, 2006, eligible employees held grants for 4,344,339 shares with exercise prices ranging from $4.75 to $39.00, while the closing price of our common stock on the NASDAQ Global Market on that date was $2.47.

We believe these “out-of-the-money” grants are no longer effective as performance and retention incentives. We believe that to enhance long-term shareholder value we need to maintain competitive employee compensation, incentive and retention programs. An equity stake in the success of the Company is a critical component of these programs. We believe the Exchange will provide us with an opportunity to restore for eligible employees an incentive to remain with us and contribute to the future growth and success of our business.

Moreover, many of the Eligible Grants have been out-of-the-money for an extended period of time and, therefore, have not been exercised by our employees. Coupled with periodic grants of options to new and continuing employees, the number of shares subject to outstanding stock options has steadily increased as a percentage of our total shares of common stock outstanding, creating a significant equity award “overhang”. Under the proposed Exchange, participating employees will receive significantly fewer shares subject to New Grants than the number of shares subject to Eligible Grants surrendered. Because participating employees will exchange a greater number of options for a lesser number of options, the number of shares of stock subject to all outstanding stock options will be reduced, thereby reducing the equity award overhang. If all Eligible Grants are exchanged in accordance with the 4-to-1 Exchange Ratio, Eligible Grants for approximately 4,344,339 shares will be surrendered and cancelled, while New Grants for approximately 1,086,085 shares will be issued, resulting in a net reduction in the equity award overhang by approximately 3,258,254 shares or approximately 7% of the number of shares of our common stock outstanding as of August 25, 2006. All Eligible Grants that are not exchanged will remain outstanding and in effect in accordance with their existing terms.

•	Employees eligible for the Offer. You must be an employee of the Company at the expiration time of the Offer in order to participate (an “Eligible Employee”). The top five most highly compensated executives (Allen Alley, Hans Olsen, Mike Yonker, John Lau and Richard Tobias) and members of our Board of Directors are not, however, eligible to participate.

•	Options eligible for the Offer. You may only tender grants issued under any of our Old Plans that have a per share exercise price of $4.75 or higher. Grants under our 2006 Plan are not eligible, regardless of exercise price.

If you want to tender a particular Eligible Grant, you must tender all stock options outstanding under that grant (whether or not vested). If you have exercised a portion of the grant, the exercised portion is not considered outstanding.

You can view your stock option information by grant at your online account at www.etrade.com, and also on the Employee Option Statement that we provided to you.

•	How to Accept the Offer. First, review the information in this Offer Circular and its referenced documents. Then, if you choose to accept the Offer, complete, sign and date the Election Form and Release Agreement (the “Election Form;” see also the response to Question 15 and Attachment A). The Election Form must be completed and returned to us in the manner that the response to Question 15 describes and on or before the Expiration Time (see below).

By accepting the Offer, you will also be: (1) agreeing to the cancellation of the Eligible Grants that you tender in the Offer; and (2) releasing all of your rights and remedies with respect to the Eligible Grants that you tender in the Offer, except the conditional right to the grant of new options as described in this Offer Circular. Your release will be void if we withdraw the Offer, you withdraw the tender of your options before the expiration time of the Offer, or if your employment ends for any reason after the Expiration Date but before the New Grant Date.

•	Expiration Date. The Offer will expire at 11:59 p.m., Pacific Standard Time, on November 28, 2006 (“Expiration Date”). We may, however, extend the Offer. If you want to accept the Offer for all or a portion of your outstanding Eligible Grants, we must receive your completed and signed Election Form before the Expiration Date of the Offer; otherwise, you will be deemed to have rejected the Offer.

•	Consequences of Not Accepting the Offer. As indicated above, you do not have to accept the Offer. If you decline, or if you do not timely return a completed and signed Election Form, your Eligible Grants will remain outstanding subject to their existing terms.

•	Award of New Grants. If you accept the Offer, the Eligible Grants that you elect to exchange will terminate at the New Grant Date. These terminated Eligible Grants are referred to as your “Cancelled Grants.” You will then have a conditional right to receive a new option grant from us under our 2006 Plan (a “New Grant”). The right to a New Grant is conditional because you must be an employee of Pixelworks (or any of its subsidiaries) on the date that the New Grants are granted (the “New Grant Date”) in order to receive a New Grant.

Your New Grant would give you the right to purchase a number of shares of Pixelworks common stock calculated based on the 4-to-1 Exchange Ratio from your Eligible Grants tendered. For example, if you tender an Eligible Grant to purchase 1,000 shares, your corresponding New Grant will constitute a right to purchase 250 shares. The per share exercise price of the New Grants will be the closing price on the NASDAQ Global Market of a share of our common stock on the New Grant Date, which we currently expect to be December 1, 2006. The New Grants would have a seven year term (subject to your continued employment) and would be completely unvested, with vesting according to an eighteen month schedule. One-third (1/3rd) of the shares under a New Grant would vest at the end of six (6) full calendar months after the “vesting base date” (the last day of the month in which we award your grant), and the remaining two-thirds (2/3rd) would vest ratably over the next twelve (12) full calendar months at the end of each month. Other than the exercise price, new option term and new vesting schedule, the terms and conditions of the New Grants will be substantially similar to those of the corresponding Cancelled Grants. The New Grants will be granted under our 2006 Plan.

•	No Company Recommendation or Representations. Our Board of Directors has approved the Offer. However, you must make your own decision to accept or reject the Offer. None of our Board of Directors, our management, or our affiliates makes any recommendation whether you should accept or reject the Offer.

We have not authorized anyone to make any recommendation on our behalf as to whether you should accept the Offer. You should rely only on the information contained in this Offer Circular and the documents it references.

If anyone makes any recommendation or representation to you or gives you any information that is not contained in this Offer Circular or in the documents it references, even if that person is an employee or other representative of the Company, you must not rely upon that recommendation, representation or other information as having been authorized by the Company.

If you have any questions about the impact of the Offer on your financial status, you should consult your financial and tax advisors.

CERTAIN RISKS OF PARTICIPATING IN THE EXCHANGE

Participation in the Exchange involves a number of risks, including those described below. You should carefully consider the risks described below and the risk factors described under the heading “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the Securities Exchange Commission (the “SEC”) on August 10, 2006. You should consider these risks and are encouraged to speak with a financial and tax advisor as necessary before deciding whether or not to participate in the Exchange. In addition, you should read carefully this Offer in its entirety, including the appendices and other documents to which we have referred you before deciding whether or not to participate in the Exchange.

ECONOMIC RISKS

The methodology used to validate the Exchange Ratio is based on the Black-Scholes option valuation model and does not necessarily reflect the actual value of the options.

Our objective in establishing a 4-to-1 Exchange Ratio is to provide that the New Grants will have an aggregate value no greater than the aggregate value of the Eligible Grants surrendered. We calculated the aggregate fair value of the Eligible Grants using the Black-Scholes option valuation model. The Black-Scholes model is a common method used for estimating the fair value of a stock option, and we use this model for determining stock-based compensation in our consolidated financial statements. For purposes of determining the aggregate fair value of Eligible Grants in connection with the Exchange, the Black-Scholes option valuation model was used with the following factors: (a) the Eligible Grants’ weighted average exercise price; (b) an assumed value of $2.76 per share of our common stock, which was the average closing price per share on the NASDAQ Global Market over the period from May 1, 2006 to August 25, 2006; (c) an expected volatility of our common stock price of 95%; (d) the remaining weighted average contractual life of Eligible Grants; (e) a risk-free interest rate of 4.77%; and (f) no expected dividends. For purposes of determining the aggregate fair value of the New Grants to be issued in the Exchange, the Black-Scholes option valuation model was used with the following factors: (a) an assumed exercise price of $2.76, which was the average closing price per share on the NASDAQ Global Market over the period from May 1, 2006 to August 25, 2006; (b) an assumed value of $2.76 per share of our common stock, which was the average closing price per share on the NASDAQ Global Market over the period from May 1, 2006 to August 25, 2006; (c) an expected volatility of our common stock price of 95%; (d) the remaining contractual life of the New Grant; (e) a risk-free interest rate of 4.77%; and (f) no expected dividends. According to these calculations, if all of the Eligible Grants are exchanged for New Grants in accordance with the 4-to-1 Exchange Ratio, options to purchase approximately 4,344,339 shares, having an aggregate fair value of approximately $8,479,189, will be surrendered in exchange for options to purchase approximately 1,086,085 shares having an assumed fair value of approximately $2,470,596.

You should be aware that option valuation is not an exact science. Although the Black-Scholes model is a standard and accepted model for determining the value of options, the utilization of different assumptions in the Black-Scholes option pricing model can produce significantly different results for the ultimate value of an option. As a result, the New Grants may be more or less valuable than the Eligible Grants you tender for exchange.

If our stock price increases after the date the Eligible Grants you tender are cancelled, your Cancelled Grants might have been worth more than the New Grants that you receive in exchange.

We cannot predict the market price of our common stock. It is possible over time that the Eligible Grants you tender for exchange would have a greater value or lesser value than the New Grants you receive in the Exchange.

Your replacement award will have a new vesting schedule, and you may ultimately be vested in a smaller portion of your New Grants than that of your Eligible Grants you tender for exchange.

Regardless of the vested status of the Eligible Grants you tender for exchange, your New Grants will be subject to a new vesting schedule as described in this Offer and the applicable award agreement. All New

Grants will be completely unvested upon grant. Therefore, subject to the terms of the applicable award agreement and the terms of the 2006 Plan, if you cease to be employed by us and our subsidiaries for any reason following the date of grant of the New Grants, either voluntarily or involuntarily, your New Grants may be completely forfeited or you may have a smaller vested interest at the time your employment is terminated as compared to your vested interest in the Eligible Grants you exchanged.

We will not award New Grants to you if we are prohibited by applicable laws and regulations.

Even if we accept your tendered Eligible Grants, we will not grant New Grants to you if we are prohibited by applicable laws, rules, regulations or policies from doing so. Such a prohibition could result from, among other things, changes in U.S. laws, SEC rules, regulations or policies or NASDAQ Global Market listing requirements or if you move to a jurisdiction in which we are prohibited or prevented from awarding you a New Grant. In any such case, your tender will be deemed to have been withdrawn, and you will retain such Eligible Grants subject to their existing terms.

TAX-RELATED RISKS FOR U.S. RESIDENTS

General

For any Eligible Grants that are “non-qualified stock options” that you submit in the Exchange, we do not believe that there will be any tax consequence to you as a result of that submission, or in your obtaining a New Grant. The New Grants will be for non-qualified options, and should be treated as all non-qualified options are treated by the Internal Revenue Service. The tax-related risk the Exchange will have on incentive stock options is set forth below.

Even if you elect not to participate in the Exchange, to the extent your Eligible Grants are for incentive stock options, those options may be affected by the Offer.

You should note, if you are subject to taxation in the United States, that there is a risk that any Eligible Grants you hold which are for incentive stock options may be affected, even if you do not participate in the Exchange. We believe that you will not be subject to current U.S. federal income tax if you elect not to participate in the Exchange. We also believe that the Exchange will not change the U.S. federal income tax treatment of subsequent grants and exercises of your incentive stock options (and sales of shares acquired upon exercises of such options) if you do not participate.

However, the Internal Revenue Service may characterize the Offer or the Exchange as a “modification” of those incentive stock options, even if you decline to participate. A successful assertion by the Internal Revenue Service of this position could, in some cases, cause an option to cease to qualify as an incentive stock option. In other cases, such a successful assertion by the Internal Revenue Service could extend the option’s holding period necessary to qualify for favorable tax treatment. Accordingly, to the extent you dispose of shares you acquire by exercising an incentive stock option you do not surrender in the Exchange prior to the lapse of the new extended holding period, your incentive stock option could be taxed similarly to a non-qualified stock option.

In 1991, the Internal Revenue Service issued a private letter ruling in which another company’s option exchange program was characterized as a “modification” of the incentive stock options eligible for exchange. This does not necessarily mean that our Offer or Exchange will be viewed the same way. Private letter rulings issued by the Internal Revenue Service contain its opinion regarding only specific facts presented by a specific person or company. The person or company receiving the letter may rely on it, but no other person or company may rely on the letter ruling or assume the same opinion would apply to their situation, even if the facts at issue are similar. While such letters do not provide certainty, they may indicate how the Internal Revenue Service will view a similar situation. We, therefore, do not know if the Internal Revenue Service will assert the position that our Offer or Exchange constitutes a “modification” of incentive stock options that are included in an Eligible Grant.

You should review the information in this Offer Circular set forth under the caption “Tax and Social Security Consequences,” including the responses to Questions 46 through 50 carefully for a more detailed discussion of the potential consequences of the Offer and participating in the Exchange. We recommend that you consult with your personal tax advisor before deciding whether or not to participate in the Exchange with respect to the tax consequences relating to your specific circumstances.

If you elect to participate in the Exchange by tendering Eligible Grants for incentive stock options, the New Grants issued in such exchange will be taxed differently than the exchanged grants.

Given that all New Grants that we issue in exchange for any Eligible Grants tendered in the Exchange will be for non-qualified options, if you tender Eligible Grants for incentive stock options in the Exchange, the New Grants will not receive the same tax treatment as the tendered grants. Please see the prior risk factor for a review of the differences in tax treatment of incentive stock options and non-qualified stock options.

TAX-RELATED RISKS FOR NON-U.S. RESIDENTS

If you are an eligible employee who is not a resident of the United States for tax purposes, you should refer to the Response to Question 50 of this Offer Circular for a discussion of some of the tax and legal consequences that may apply to you. If you participate in the Exchange, you may be liable for tax and social insurance contributions on the New Grants, or vesting or issuance of the shares underlying such grants. Subject to any modification required to comply with local law, we expect to satisfy our tax withholding obligations with respect to our international employees by using the procedures described in response to Question 50 of this Offer Circular. In addition, you may have exchange control reporting obligations. General summaries of the tax and other legal implications of participating in the Exchange for employees outside the United States can be found in the response to Question 50. However, these tax discussions are general in nature and are necessarily incomplete and may not apply to your specific circumstances. In addition, tax consequences change frequently and occasionally on a retroactive basis. We therefore recommend you consult with your personal tax advisor in your own country about the effect on your personal tax situation if you choose to participate in the Exchange.

If you are an Eligible Employee and you live or work in one country but are also subject to the tax laws in another country, you should be aware that there may be other tax and social insurance consequences which may apply to you. Again, you should consult your own tax advisor to discuss these consequences.

BUSINESS-RELATED RISKS

For a description of risks related to our business, operations and prospects, we direct you to the discussion under the heading “Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 10, 2006.

TERMS OF THE OFFER

The precise terms and conditions of the Offer are contained in the responses to the following questions:

•	Background and Reasons for the Offer:	Questions 1 through 7
•	Benefits and Risks of the Offer:	Questions 8 through 10
•	The Offer:	Questions 11 through 28
•	Description of Terms and Conditions of New Grants:	Questions 29 through 34
•	Other Provisions; Administration:	Questions 35 through 45
•	Tax and Other Consequences:	Questions 46 through 50

Capitalized terms not otherwise defined in this section have the meanings given to them elsewhere in this Offer Circular. See the Index of Defined Terms on page 3.

Background and Reasons for the Offer

This section generally describes why we are making the Offer and answers some questions that you may have regarding the general structure of the Offer.

1.  What is a stock option grant?

A stock option grant is a right granted by a corporation to an individual or entity to buy a specified number of shares of the company’s stock at a fixed price during a specified period of time.

2.  What is an “exercise price”?

An exercise price, also called the strike price or grant price, is the fixed price that you pay to buy your shares when and if you exercise your stock option grant in the future.

3.  Why is Pixelworks making the Offer?

Under the Old Plans, we granted stock options annually to a substantial portion of our employees. When the Compensation Committee of the Board of Directors approves the grant of a stock option, it establishes the exercise price that the employee must pay to purchase shares of common stock when the option is exercised. The per share exercise price is set at the market price of a share of our common stock on the date the option is granted. Thus, an employee receives value only if he or she exercises an option and sells the purchased shares at a price that exceeds the option’s exercise price. The granting of stock options is intended to align the interests of our employees with those of our shareholders in terms of increasing the value of our common stock.

Our stock price has experienced a significant decline and volatility during the past year as a result of a number of factors affecting our business, including most recently, delays associated with new product introductions, relative weakness in the semiconductor industry and slower than expected transition of customers from older generation products to newer generation products. As a result, many of our employees hold grants with exercise prices significantly higher than the current market price of our common stock.

As of August 25, 2006, eligible employees held grants for 4,344,339 shares with exercise prices ranging from $4.75 to $39.00, while the closing price of our common stock on the NASDAQ Global Market on that date was $2.47.

We believe these “out-of-the-money” grants are no longer effective as performance and retention incentives. We believe that to enhance long-term shareholder value we need to maintain competitive employee compensation, incentive and retention programs. An equity stake in the success of the Company is a critical component of these programs. We believe the Exchange will provide us with an opportunity to restore for eligible employees an incentive to remain with us and contribute to the future growth and success of our business.

Moreover, many of the Eligible Grants have been out-of-the-money for an extended period of time and, therefore, have not been exercised by our employees. Coupled with periodic grants of options to new and continuing employees, the number of shares subject to outstanding stock options has steadily increased as a percentage of our total shares of common stock outstanding, creating a significant equity award “overhang”. Under the proposed Exchange, participating employees will receive significantly fewer shares subject to New Grants than the number of shares subject to Eligible Grants surrendered. Because participating employees will exchange a greater number of options for a lesser number of options, the number of shares of stock subject to all outstanding stock options will be reduced, thereby reducing the equity award overhang. If all Eligible Grants are exchanged in accordance with the 4-to-1 Exchange Ratio, Eligible Grants for approximately 4,344,339 shares will be surrendered and cancelled, while New Grants for approximately 1,086,085 shares will be issued, resulting in a net reduction in the equity award overhang by approximately 3,258,254 shares or approximately 7% of the number of shares of our common stock outstanding as of August 25, 2006. All Eligible Grants that are not exchanged will remain outstanding and in effect in accordance with their existing terms.

4.  Why is Pixelworks making the Offer at this time?

Our management and Board of Directors believe that the longer we wait to implement the Exchange the more risk there will be to our ability to retain employees that we believe are needed to contribute to the future growth and success of our business.

5.  How did you arrive at the minimum exercise price of $4.75 for determining Eligible Grants?

In establishing the minimum price, our Board of Directors considered, among other things, current and recent trading prices of our common stock and that of other companies similar to ours, current economic conditions, prospects for a recovery in the national and regional economy, and the levels of intended incentives.

6.  Why can’t Pixelworks just re-price my options, as I have seen done at other companies?

The Compensation Committee of our Board of Directors considered a variety of alternatives to address the issues of the significant number of “out-of-the-money” options and the equity award “overhang.” Ultimately, the Compensation Committee recommended to the Board, and the Board determined, that some option holders may benefit from the opportunity to choose between what we believe is the relatively more certain benefit associated with a new option at a lower strike price and the potentially more valuable, but less certain, benefit those holders may realize by retaining their current, “out-of-the-money” stock options. Additionally, by exchanging stock options according to the terms of the Offer, we will reduce the number of shares of our common stock subject to equity awards, thereby reducing the equity award “overhang” and the potential dilution to our shareholders.

7.  Why can’t I just be granted additional new options?

Granting additional options will result in the issuance of additional shares that would dilute the current ownership of shareholders. Our Board of Directors determined that, under the circumstances, the Offer was a more effective way to encourage our employees without unduly diluting our shareholders.

Benefits and Risks of the Offer

This section generally describes some of the potential benefits and risks of the Offer.

8.  How does the Offer potentially benefit the Company?

We believe the Eligible Grants held by our employees do not provide the incentives we had intended. We believe that this program provides the right incentives for our employees to increase shareholder value. Also, any shares with respect to any Eligible Grants that are tendered will be permanently “retired,” thereby reducing the total “overhang” and potential shareholder dilution.

9.  Are my New Grants guaranteed to be more valuable?

No. Generally, your New Grants will potentially be more valuable than your Cancelled Grants only if they are granted at an exercise price that is less than the exercise price of your Cancelled Grants. The exercise price of the New Grants will be determined as described in the response to Question 30 below. There is no guarantee that your New Grants will have an exercise price that is less than the exercise price of your Cancelled Grants. Your New Grants will increase in value only if the market price of our common stock increases. We cannot guarantee stock price performance.

In addition, because the New Grants are for options for one share for every four shares covered by an Eligible Grant, even if the value of that one share is higher than the value of one of the shares covered in the Eligible Grant, the aggregate value of all shares covered by a New Grant may be less than the aggregate value of all shares covered by Eligible Grants tendered in the Offer.

In addition, your New Grants will be subject to a new vesting schedule (see Question 31), even if the Cancelled Grants you tendered were fully vested. There is no guarantee that you will remain an employee for all or any part of the new vesting schedule.

10. What are the risks of the Offer?

The Offer involves risks as described in the “Certain Risks of Participating in the Exchange” section of this Offer Circular, which include, among others, the risk that the New Grants could be less valuable than the Eligible Grants surrendered if the exercise price of the New Grants is greater than the exercise price of your Eligible Grants, and the risk that because the New Grants have a new vesting schedule, you may not be employed by the Company to receive any value on the dates on which the New Grants vest. Therefore, it is important that you read all of the details, terms and conditions contained in this Offer Circular so that you can make an informed decision as to whether to accept this Offer.

The Offer

This section describes the terms of the Offer, including the deadline for accepting the Offer, eligibility rules, how to accept the Offer, which grants may be tendered in the Offer, and other terms and conditions of the Offer. The terms of the Offer set forth in this Offer Circular control if there is any inconsistency between this Offer Circular and any other document.

11. What is the deadline for the Offer?

If you want to accept the Offer, the deadline for submitting your Election Form is 11:59 p.m., Pacific Standard Time, on November 28, 2006, unless we, in our sole discretion, extend the Offer. If you do not return your completed and signed Election Form before that Expiration Date, you will not be allowed to participate in the Exchange.

12. Who is eligible to participate in the Exchange?

Generally, you are eligible to participate if you are employed by us or one of our subsidiaries (either on active status or on an approved leave of absence) on the New Grant Date, the date on which we will cancel the tendered Eligible Grants and award the New Grants, currently expected to be December 1, 2006. Employees who are on approved leaves of absence are eligible to participate. Examples of approved leaves generally include workers compensation leave, short term disability with pay (including approved maternity or paternity leave), long term disability, military leave, and birth/adoption/guardianship leave. An employee whose employment terminates for any reason on or before the New Grant Date will not be an Eligible Employee. Also, members of our Board of Directors and our five most highly compensated executive officers (Allen Alley, Hans Olsen, Mike Yonker, John Lau and Richard Tobias) are not eligible to participate. (See “Attachment C” for a list of these executive officers and members of our Board of Directors.)

Eligible Employees employed outside the United States who hold Eligible Grants may participate in the Offer on the terms as described in this document. Please be sure to read the response to Question 50, which discusses certain additional terms of the Offer specific to Eligible Employees who are residing outside the United States.

13. What are the conditions to the Offer?

The Offer is conditioned on your being employed with the Company as described in the response to Question 12 above. In addition, the Offer is conditioned on your satisfactorily completing, signing and returning to us your Election Form by 11:59 p.m. Pacific Standard Time on November 28, 2006, as described in the response to Question 15 below.

14. What stock option grants may I tender/exchange in the Offer?

If you are an Eligible Employee, you may tender in the Offer any Pixelworks stock option grant that was originally awarded under any Old Plan with a per share exercise price of $4.75 or more (each an “Eligible Grant”). If you want to tender any portion of a particular Eligible Grant, you must tender all stock options outstanding under that grant (whether or not vested). An Old Plan is any Pixelworks stock option plan that was in force prior to the 2006 Plan.

15. How may I accept the Offer?

To properly tender your Eligible Grants for exchange, you must properly complete, sign, date and deliver to us the Election Form and Release Agreement attached as Attachment B (the “Election Form”) in accordance with that form’s instructions. Delivery of the Election Form must be made by one of the following methods:

•	regular or overnight mail to Pixelworks, Inc., 8100 SW Nyberg Road, Tualatin, Oregon, U.S.A. 97062, Attn: Option Exchange

•	by hand to the drop box labeled “Option Exchange” in the HR department at the foregoing address

•	by fax to: (503) 454-0261, Attn: Option Exchange

•	by email, scanned as a signed Portable Document Format (PDF) file, to pixelworksoep@pixelworks.com. Subject line of email must be “Option Exchange.”

Individual confirmations of receipt will not be sent. Please keep copies of the documents you send.

If you submitted an Election Form and you want to change that election, whether because you decide to exchange additional Eligible Grants, withdraw Eligible Grants you previously elected to exchange, or substitute certain Eligible Grants for others, you must submit a new Election Form listing all of the Eligible Grants you now wish to exchange. For example, if you initially submit an Election Form indicating you want to exchange your Eligible Grants A and B, and then decide that you do not want to exchange Eligible Option B but want to exchange Eligible Option C, you must submit a new Election Form that lists A and C as the Eligible Grants you want to exchange. The latest Election Form received by us in accordance with the delivery instructions above will supersede and replace all prior elections, so you should be sure to follow the foregoing instructions carefully. As discussed in Questions 14 and 16, you may exchange Eligible Grants only on a whole grant-by-grant basis.

Your Eligible Grants will not be considered properly tendered unless we receive the completed and signed Election Form prior to the Expiration Date. The method of delivery of all documents, including the Election Form, is at your choice and risk. Delivery of your Election Form will be effective only upon receipt. If delivery is by mail, we recommend that you use certified mail with return receipt requested. In all cases, you should allow sufficient time to ensure we receive your Election Form in time.

We will determine, in our discretion, all questions as to the number of shares subject to Eligible Grants, and the validity, form, eligibility (including time of receipt) of submitted Election Forms (including any changes of elections) and acceptance of any tender of grants. Our determination of these matters will be final and binding on all parties. We may reject any submitted Election Forms or any grants tendered for exchange to the extent that we determine they are not properly completed or to the extent that we determine it is unlawful to accept the grants for exchange. We may waive any defect or irregularity in a submitted Election Form. No Eligible Grants will be properly tendered for exchange until all defects or irregularities have been cured by the option holder or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in any submitted Election Form, and no one will be liable for failing to give notice of any defects or irregularities.

If you elect to exchange your Eligible Grants by submitting an Election Form in accordance with the procedures described above, you will have accepted the terms and conditions of the Offer. If we accept the Eligible Grants that you properly tendered for exchange, there will be a binding agreement between us and you on the terms and subject to the conditions of the Offer. Subject to our rights to extend, terminate and amend the Offer, we currently expect that we will accept promptly after the Expiration Date of the Offer all properly tendered Eligible Grants that have not been validly withdrawn or superseded.

16. Can I choose which options I want to tender?

If you have only one Eligible Grant, you must either accept or reject the Offer as to that entire grant. That is, you cannot accept the Offer as to only a portion of your grant. For example, you cannot accept the Offer with respect to the unvested portion of your Eligible Grant but reject the Offer with respect to the vested portion.

If you have multiple Eligible Grants, you may choose to tender one or more in the Exchange. However, as to any particular Eligible Grant, you must either accept or reject the Offer as to that entire grant. Although you can specify which of your Eligible Grants you want to tender, you cannot tender only a portion of any particular grant.

For example, if you have one Eligible Grant for 100 shares, you cannot accept the Offer with respect to only 50 of those shares but reject the Offer with respect to the other 50 shares, even if the Eligible Grant has already vested as to those 50 other shares. If you have two Eligible Grants, one for 100 shares and the other for 200 shares, you can tender the first grant for 100 shares and keep the other for 200 shares (or vice versa), or you can tender neither or both of them.

17. Can I tender grants that I have already exercised?

No. The Offer applies only to the portions of your Eligible Grants that are unexercised and outstanding as of the expiration time of the Offer. It does not apply in any way to shares that you purchased by exercising options or to any portion of an Eligible Grant that you exercise before the Expiration Date of the Offer.

If you have exercised an option in its entirety, that option is no longer outstanding and is therefore not included in the Offer. However, if you have exercised an otherwise Eligible Grant in part, the remaining outstanding unexercised portion of the grant is included in the Offer and may be tendered.

For example, if you have an Eligible Grant for 100 shares, but you have already exercised it with respect to 50 shares, you may still tender the unexercised portion of the Eligible Grant relating to the 50 remaining shares.

18. Do I have to pay money or taxes if I accept the Offer?

No. Whether or not you accept the Offer, you will not have to make any payments to us until you exercise your stock options. There will be no U.S. federal income taxes consequences from accepting the Offer. See the responses to Questions 46 - 50 below for more detail on taxes.

19. What if I change my mind?

If you file an Election Form and want to change or withdraw your election, you may do so by filing a new Election Form indicating your new acceptance or rejection of the Offer in accordance with the procedures described in Question 15 above so that we receive your new Election Form before the Expiration Date of the Offer. We will rely on the last Election Form that we receive from you before the Expiration Date of the Offer.

20. What is the release that is included in the Election Form?

By signing your Election Form and indicating that you accept the Offer, you agree to cancel the designated Eligible Grants and agree to the provisions of a release set forth in the Election Form. The release will operate as an unconditional release by you and your trustees, executors, administrators, guardians, attorneys-in-fact or others acting in a fiduciary or representative capacity of all rights and remedies relating to your Cancelled Grants.

By agreeing to the release, you agree that your exchanged Eligible Grants, and all of your rights with respect to your exchanged Eligible Grants, automatically terminate at the Expiration Date of the Offer. You retain, of course, your conditional right to receive New Grants on the terms and conditions described in this Offer Circular.

21. Can the Offer be modified?

Yes. Prior to the Expiration Date of the Offer, we may, in our sole discretion, extend, modify or revoke the Offer. We will notify you if the Offer is revoked. You will also be notified (and given an opportunity to change any Election Form that you may have previously filed) if we modify the Offer in any material manner. The New Grant Date is currently scheduled to be December 1, 2006. If December 1, 2006 is not a trading day, the New Grant Date will be the first trading day after December 1, 2006. If we extend the Offer, we will adjust the New Grant Date to correspond to the new expiration date of the Offer.

Subject to our right to modify or revoke the Offer, the only condition to participating in the Offer is that you must be eligible (as described in the responses to Question 12 above) to participate as of the Expiration Date. See the responses to Questions 29 through 34 below for conditions applicable to New Grants.

We are not aware of any jurisdiction where the Offer or the grant of New Grants would violate applicable law. If we become aware of any jurisdiction where the Offer would violate applicable law, we will revoke the Offer in cases where applicable law cannot be satisfied. We may, where necessary, make New Grants conditional on any required legal filings or approvals, modify the terms of the New Grants to the extent necessary to satisfy applicable law, and we may delay the grant of New Grants in cases where filings or approvals are required and have not been obtained.

22.	What happens if I accept the Offer but my employment terminates before the Expiration Date of the Offer?

If you accept the Offer but you cease to be an employee of the Company before the Expiration Date of the Offer or you are not otherwise eligible to participate (see the responses to Questions 12 and 21 above), the release that you gave in accepting the Offer will be void and your Eligible Grants will be treated as if they had not been tendered.

23.	What happens if I accept the Offer but my employment terminates after the Expiration Date of the Offer and before the New Option Grant Date?

If your employment with the Company is terminated by you or by the Company for any reason whatsoever after the Expiration Date of the Offer and before the New Option Grant Date, we will deem that you have withdrawn your tender of any Eligible Grants. You will not have a right to any New Grants that would have otherwise been granted to you on the New Grant Date, or any other consideration. Your Eligible Grants will not be cancelled, and will continue to be in effect according to their terms. Those terms require exercise by you of any Eligible Grants after your employment ends within three (3) months of your termination date.

You should carefully consider this issue, particularly if you are thinking about retiring or resigning before the New Grant Date. This result is the same even if you are terminated by the Company for no reason or are laid off or the subject of a workforce reduction.

24.	What happens if I accept the Offer but I go on approved leave before the Expiration Date of the Offer?

If you take an approved leave of absence, you will be treated as being employed by the Company for purposes of the Offer while on leave for as long as your leave remains approved. Examples of approved leaves generally include workers compensation leave, short term disability (including approved maternity or paternity leave), long term disability, military leave, and birth/adoption/guardianship leave.

Alternatively, if you are on an unapproved leave of absence at the Expiration Date of the Offer, then you will not be eligible to participate in the Offer unless we are required by law to still treat you as an employee for this purpose.

25. What will happen to my Eligible Grants if I do not accept the Offer?

Participation in the Offer is entirely voluntary. If you do not accept the Offer (or if you do not accept the Offer with respect to all of your Eligible Grants), your Eligible Grants that you do not elect to tender in the Offer will remain outstanding in accordance with their terms.

26. Is there any tax consequence to my participation in the Offer?

For any Eligible Grants for non-qualified stock options that you submit in the Exchange, we do not believe that there will be any tax consequence to you as a result of that submission, or in your obtaining a New Grant. The New Grants will be for non-qualified options, and should be treated as all non-qualified options are treated by the Internal Revenue Service.

For any Eligible Grants for incentive stock options that you submit in the Exchange, we believe that it is unlikely that the Offer or the Exchange will change any of the terms of those incentive stock options if you elect not to surrender them. However, there is a possibility that the Internal Revenue Service may characterize the Offer or the Exchange as a “modification” of those incentive stock options, even if you elect not to surrender them. A successful assertion by the Internal Revenue Service that the options are modified would extend the period of time that you are required to hold the shares purchased under those options to qualify for favorable tax treatment and could cause a portion of your incentive stock options to be treated as non-qualified stock options. However, any assertion by the Internal Revenue Service, even if successful, would not affect the exercise price or vesting schedule of the Eligible Grant that covers those options.

In addition, because all New Grants that we issue in exchange for any Eligible Grants tendered in the Exchange will be for non-qualified options, the New Grants will not receive the same tax treatment as any tendered Eligible Grants for incentive stock options.

These opinions are based on our review of the Internal Revenue Code. You should consult your own personal legal and tax advisors for confirmation and to take into account any issues that are personal to you. Also, please see the responses to Questions 46 - 50 below.

27.	What happens if Pixelworks is subject to a change in control, asset sale, merger or other reorganization before the New Grants are granted?

If a change of control or certain other reorganization of Pixelworks occurs before we grant the New Grants, we expect that the successor or purchaser would agree to assume or substitute other outstanding options of Pixelworks and would agree to assume the obligation to issue New Grants. However, we cannot guarantee that any successor or purchaser would agree to assume existing options or any obligation to issue New Grants. Therefore, it is possible that you may not receive any New Grants, securities of the surviving company or other consideration in exchange for your Cancelled Grants if Pixelworks is subject to a change of control, sells assets or otherwise reorganizes before the New Grants are granted. In addition, the announcement of a change of control transaction regarding Pixelworks before the New Grant Date could have a substantial effect on our stock price, including substantial stock price appreciation, which could reduce or eliminate potential benefits provided by the Exchange.

The preceding paragraph describes the general consequences of a change of control or other reorganization of Pixelworks generally. You may also be affected if Pixelworks or an affiliate sells a subsidiary, a division or a part of the Company for which you work. In those circumstances, if you were transferred to the acquiring company, the acquiring company would likely not have to agree to issue New Grants under the Offer. Consequently, if you are employed by the subsidiary or in the division or business that is sold and you do not continue to be employed by the Company following the sale, then the sale will constitute the termination of your employment with the Company for purposes of the Offer and the New Grants. In those circumstances, you would not be entitled to receive options to purchase stock or securities of the acquiring company or any other consideration in exchange for your Cancelled Grants.

We also reserve the right to take any action, including entering into a merger, asset purchase or sale or similar transaction, or shutting down a business unit, whether or not it adversely affects the grant of the New Grants under the Offer or the likelihood that the New Grants will be granted.

28. What happens if my New Grants again end up “out-of-the-money”?

There is no guarantee that your New Grants will have an exercise price that is less than the exercise price of your Cancelled Grants or that the market price of Pixelworks common stock will ever exceed the exercise price of your New Grants. We cannot guarantee stock price performance. Furthermore, we currently do not expect to make a similar stock option exchange offer in the future. Accordingly, we make no representation that any New Grants will provide you with any economic benefit.

Description of Terms and Conditions of New Grants

This section provides important information regarding the New Grants. The information in this section is qualified in its entirety by the more detailed information set forth in the form of Nonqualified Option Agreement that will evidence each grant of New Grants (the applicable “New Grant Agreement”) and by the more detailed information set forth in our 2006 Stock Incentive Plan (the “2006 Plan”). You may obtain a copy of our New Grant Agreement and 2006 Plan by request without charge from Pixelworks or from the SEC (see “Additional Information; Incorporation of Documents by Reference” section below).

Our 2006 Plan or the applicable New Grant Agreement will control if any discrepancy exists between the information presented in this Offer Circular with respect to the New Grants and the terms of our 2006 Plan or the applicable New Grant Agreement.

29. If I accept the Offer, how many New Grants will I be awarded?

If you timely accept the Offer and you are eligible to participate in the Exchange, you will be awarded New Grants with respect to the number of shares that results from applying the 4-to-1 Exchange Ratio against the number of shares covered by your Cancelled Grants. For example, if your Cancelled Grant covers 1000 shares, you would receive a New Grant that covers 250 shares. In addition, your New Grants will have a new exercise price set on the New Grant Date which may differ from your Cancelled Grant exercise price (see response to Question 30) and will have a new vesting schedule (see response to Question 31).

We do not guarantee that you will receive any value if you accept the Offer. The value you receive will depend on, among other things, the exercise price of your Cancelled Grants, the exercise price of your New Grants, whether or not you remain employed by the Company or the New Grants otherwise vest, and the market price of our common stock when you sell the shares that you acquire when you exercise your New Grants.

30. What will be the exercise price of the New Grants?

The per share exercise price of the New Grants will be the closing market price of our common stock as reported by the NASDAQ Global Market on the New Grant Date. The New Grant Date is expected to be December 1, 2006 or, if that day is not a trading day, the first trading day after December 1, 2006. If we extend the Offer, we will adjust the New Grant Date to correspond to the new expiration date of the Offer.

31. When will the New Grants vest?

The New Grants will be completely unvested at the time they are awarded irrespective of whether the Cancelled Grants were vested at such time. The New Grants will vest over eighteen months according to the following schedule: one-third (1/3rd) of the shares will vest at the end of six (6) full calendar months after the “vesting base date” (the last day of the month in which we award your grant), and the remaining two-thirds (2/3rd) will vest ratably at the end of each of the next twelve (12) full calendar months. Thus, assuming a grant date of December 1, 2006, which means a vesting base date of December 31, 2006, and continued employment throughout each vesting period, one-third (1/3rd) of the shares of a New Grant would vest on June 30, 2007, and the remaining two-thirds (2/3rd) would vest at the end of each month thereafter until all vesting completes on June 30, 2008. All New Grants will be subject to this vesting schedule, regardless of the fact that all or a portion of your Cancelled Grants may have already vested.

32. What are the termination provisions of the New Grants?

New Grants will each be subject to a new seven (7) year term beginning on the New Grant Date, subject to earlier termination should your employment end. That term has nothing to do with vesting, but rather is the time limit within which you must exercise the New Grant. Thus, if the New Grant Date is December 1, 2006, you must exercise the New Grant (once vested) by December 31, 2013, or you will lose the right to exercise even vested portions. The New Grants will remain subject to earlier termination upon the end of your employment, similar to the terms of your Cancelled Grants.

33. What will be the change of control provisions of my New Grants?

The New Grants awarded in exchange for your Cancelled Grants will be subject to the same change of control provisions as your Cancelled Grants.

34. What will be the other terms and conditions of my New Grants?

You should refer to our 2006 Plan and your New Grant Agreement for further details on the terms and conditions of your New Grant. Other than the new exercise price, new option term and new vesting schedule, we expect that your New Grants will otherwise be subject to substantially the same terms and conditions as the corresponding Cancelled Grants. However, we reserve the authority contemplated by our 2006 Plan to make adjustments relative to the New Grants, before and after they are granted, consistent with the authority that our Board of Directors had with respect to the Cancelled Grants. In the period before the New Grant Date, such adjustments or termination of rights may occur without prior notice to you.

You will not receive any consideration other than the New Grants for your Cancelled Grants.

Other Provisions; Administration

This section describes certain other aspects of the Offer, including the fact that the Offer does not confer any employment rights, certain administrative information regarding the Offer and, since Pixelworks is making the Offer, certain information about Pixelworks.

35. Does the Offer give me any rights to continued employment by the Company?

No. The Offer does not have any effect on your employment status or give you any right to continued employment with the Company or any of its affiliates. You will remain an at-will employee regardless of whether you elect to participate in the Offer. That means that you are not guaranteed employment for any period of time.

If you die or if your employment with the Company terminates for any reason whatsoever before the New Grant Date, we will deem that you have withdrawn your tender of any Eligible Grants and will not grant you any New Grants. You will have the right to exercise your Eligible Grants as if you had not tendered them, subject to the terms of those Eligible Grants. Those terms include a requirement that you exercise the Eligible Grants within three (3) months after the end of your employment.

36. How do I make a claim for payment of other benefits I may be owed?

If you accept the Offer by submitting a completed and signed Election Form prior to the Expiration Date, you generally will not have to take any other action to receive your New Grants in exchange for your Cancelled Grants. Other than the New Grants, there is no other form of consideration or payment from the Company for any Cancelled Grants in the Exchange. If, however, you believe that you are being denied a benefit to which you are entitled, you should file a written request with Pixelworks Stock Administration. The request should include the reasons for your claim. Any written claim request should be sent to:

Pixelworks Stock Administration
Pixelworks, Inc.
8100 SW Nyberg Road
Tualatin, OR 97062

Or by e-mail to pixelworksoep@pixelworks.com, subject “Claim”.

37. Who will administer and pay the costs of administering the Offer?

The Company will make all administrative decisions regarding the Exchange. Without limiting that authority, we have the authority, in our sole discretion, to determine all questions as to form of documents and the validity, eligibility, and acceptance of any election to participate in the Exchange. Our determination on these matters will be final and binding on all persons. We reserve the right to waive any condition of the Exchange. We are not obligated to give any notice of any defects or irregularities in Election Forms, nor will anyone incur any liability if you fail to return a valid Election Form.

We will pay the expenses of administering the Exchange and the awarding of New Grants.

We will not retain, nor will we pay any fees or commissions for, any broker, dealer, or other person to solicit elections to accept the Offer. Any such solicitation is prohibited.

38. What is the price of our common stock?

Shares of our common stock are traded on the NASDAQ Global Market under the symbol “PXLW.” The following table presents the high and low sales prices per share of Pixelworks common stock for the periods indicated, as reported on the NASDAQ Global Market:

Fiscal 2006	High	Low

Third Quarter	$3.04	$2.00
Second Quarter	$5.05	$2.40
First Quarter	$6.18	$4.36

Fiscal 2005	High	Low

Fourth Quarter	$6.74	$4.97
Third Quarter	$11.78	$6.25
Second Quarter	$9.32	$6.90
First Quarter	$12.44	$7.55

Fiscal 2004	High	Low

Fourth Quarter	$12.80	$10.11
Third Quarter	$15.32	$7.50
Second Quarter	$20.74	$14.61
First Quarter	$17.93	$10.95

You should obtain current market quotations for our common stock before you decide whether you should accept the Offer. The value of our common stock will fluctuate in the future and we cannot and do not predict any future values for our common stock.

39. What information is available regarding Pixelworks?

Pixelworks is a leading designer, developer and marketer of semiconductors and software for the advanced display industry, including advanced televisions, multimedia projectors, and flat panel products. Our system-on-chip and discrete semiconductors provide the ‘intelligence’ for these types of displays and devices by processing and optimizing video and computer graphic signals to produce high-quality images.

We are incorporated under the laws of the State of Oregon and have our principal executive offices at 8100 SW Nyberg Road, Tualatin, Oregon 97062, telephone number 503-454-1750.

Attachment B to this Offer Circular summarizes certain of our consolidated financial data. Additional information about us, including certain more detailed financial statements, is available from the documents referred to and incorporated by reference under “Additional Information: Incorporation of Documents by Reference” below.

40. How many shares covered by Eligible Grants are there?

As of August 25, 2006, options to purchase approximately 8,379,515 shares of our common stock were outstanding under all Old Plans. Of these, options to purchase 4,048,339 shares of common stock, having exercise prices ranging from $4.75 to $39.00, are held by Eligible Employees and would be eligible for exchange. The Compensation Committee will retain the discretion to adjust the minimum threshold exercise price of options eligible to participate in the Offer if there is a significant change in the market price of our common stock preceding the commencement of the Offer in comparison to the average market price used in determining the Exchange Ratio.

41. What is the Exchange Ratio?

The “Exchange Ratio” is the ratio of (i) the number of shares underlying any Eligible Grants that you tender in the Exchange to (ii) the number of shares underlying any New Grants you will receive upon tender of your Eligible Grants. The Exchange Ratio will be 4-to-1.

Our objective in establishing a 4-to-1 Exchange Ratio is to provide that the options underlying the New Grants will have an aggregate value no greater than the aggregate value of the options underlying the Eligible Grants surrendered. We calculated the aggregate fair value of the options underlying the Eligible Grants using the Black-Scholes option valuation model. The Black-Scholes model is a common method used for estimating the fair value of a stock option, and we use this model for determining stock-based compensation in our consolidated financial statements. For purposes of determining the aggregate fair value of options underlying Eligible Grants in connection with the Exchange, the Black-Scholes option valuation model was used with the following factors: (a) the Eligible Grants’ weighted average exercise price; (b) an assumed value of $2.76 per share of our common stock, which was the average closing price per share on the NASDAQ Global Market over the period from May 1, 2006 to August 25, 2006; (c) an expected volatility of our common stock price of 95%; (d) the remaining weighted average contractual life of Eligible Grants; (e) a risk-free interest rate of 4.77%; and (f) no expected dividends. For purposes of determining the aggregate fair value of options underlying New Grants to be awarded in the Exchange, the Black-Scholes option valuation model was used with the following factors: (a) an assumed exercise price of $2.76, which was the average closing price per share on the NASDAQ Global Market over the period from May 1, 2006 to August 25, 2006; (b) an assumed value of $2.76 per share of our common stock, which was the average closing price per share on the NASDAQ Global Market over the period from May 1, 2006 to August 25, 2006; (c) an expected volatility of our common stock price of 95%; (d) the remaining contractual life of the New Grant; (e) a risk-free interest rate of 4.77%; and (f) no expected dividends. According to these calculations, if all of the options underlying Eligible Grants are exchanged for options underlying New Grants in accordance with the 4-to-1 exchange ratio, options to purchase approximately 4,344,339 shares, having an aggregate fair value of approximately $8,479,189, will be surrendered in exchange for options to purchase approximately 1,086,085 shares having an assumed fair value of approximately $2,470,596.

The total number of stock options a participating employee will receive in a New Grant with respect to a surrendered Eligible Grant will be determined by dividing the number of shares subject to the surrendered option grant by four and rounding to the nearest whole share.

The valuation of the options underlying an Eligible Grant and the options underlying a New Grant was made and the Exchange Ratio was selected on the basis of our average stock price over the period from May 1, 2006 to August 25, 2006. While it is our objective that the New Grants have an aggregate value no greater than the aggregate value of the Eligible Grants surrendered, use of a fixed exchange ratio will result in certain specific Eligible Grants having a lesser fair value (based on the Black-Scholes option valuation model using the assumptions described above) than the value of the New Grants (based on the Black-Scholes option valuation model using the assumptions described above). The Compensation Committee will retain the discretion to adjust the threshold exercise price of Eligible Grants to participate in the Exchange and the Exchange Ratio if there is a significant change in the market price of our common stock preceding the commencement of the Offer in comparison to the average market price used in selecting the 4-to-1 Exchange Ratio. However, in no event will we award New Grants in connection with the Exchange having an aggregate value (based on the Black-Scholes option valuation model using the assumptions described above) greater than the aggregate fair value of the stock options underlying the Eligible Grants surrendered (based on the Black-Scholes option valuation model using the assumptions described above).

42. How does the Offer relate to Pixelworks’ directors and executive officers?

Our five most highly compensated executive officers (Allen Alley, Hans Olsen, Mike Yonker, John Lau and Richard Tobias) and members of our Board of Directors will not be eligible to participate in the Exchange. Please see our proxy statement for our special meeting of shareholders held on October 26, 2006 for more information regarding the compensation of directors and certain executive officers and the amount of Pixelworks securities that our directors and executive officers beneficially owned, for periods or as of the dates set forth in that statement. This proxy statement is available upon request as described below under “Additional Information; Incorporation of Documents by Reference.”

There were no stock option or stock transactions involving our directors and executive officers within the 60 days before the commencement of the Offer.

43. What are the general accounting consequences to the Company of the Exchange?

On January 1, 2006, we adopted the provisions of Financial Accounting Standards Board Statement of financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”). Under SFAS 123R we expect to recognize the incremental compensation cost of the New Grants awarded in the Exchange. The incremental compensation cost will be measured as the excess, if any, of the fair value of each New Grant awarded to employees in exchange for Cancelled Grants, measured as of the date such grants are awarded, over the fair value of the Cancelled Option, measured immediately before the Exchange. The incremental and remaining compensation expense associated with the Exchange will be recognized over the service period of such grants. If any portion of the New Grant awarded is forfeited prior to the completion of the service condition due to termination of employment, the compensation cost for the forfeited portion of the New Grant will not be recognized.

44. Is Pixelworks contemplating any other transactions?

We must disclose whether we are contemplating certain types of transactions in connection with the Offer. Except as otherwise disclosed below and elsewhere in this Offer Circular and in our filings with the SEC, and while we reserve the right to contemplate and effect any of these transactions from time to time, we currently have no plans or proposals that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	any purchase, sale or transfer of a material amount of our assets or the assets of any of our subsidiaries;

•	any material change in our present dividend rate or policy, or our indebtedness or capitalization;

•	any change in our present Board of Directors or executive officers, including, but not limited to, any plans or proposals to change the number or the term of directors or to fill any existing vacancies on our Board or to change any material term of the employment contract of any executive officer;

•	any other material change in the subject company’s corporate structure or business;

•	our common stock being de-listed from a national securities exchange;

•	our common stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended;

•	the suspension of our obligation to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended;

•	the acquisition by any person of any of our securities or the disposition of any of our securities (other than as a result of the exercise of stock options or the payment of other award granted under our incentive compensation plans); or

•	any changes in our articles of incorporation, bylaws of other governing instruments or any actions that could impede the acquisition of control of Pixelworks.

45.	Are there any regulatory requirements or other approvals that Pixelworks must comply with or obtain?

We are not aware of any license or regulatory permits that are important to our business that might be adversely affected by the Exchange and cancellation of Eligible Grants or the issuance of New Grants as contemplated by the Offer. In addition, we are not aware of any approval that is required from any government authority or agency for the cancellation of Eligible Grants and the grant of New Grants as contemplated by the Offer, other than those that we have obtained or that we expect to obtain.

Tax and Social Security Consequences

Questions 46 through 49 below discuss the material United States federal income tax and Social Security considerations that relate to the Offer and the Exchange. Question 50 below comments on state, local and foreign tax matters. The tax consequences below are based on our understanding of applicable tax laws in effect in 2006. We cannot and do not guarantee any particular tax consequences. You should consult your own tax advisors.

The Company may withhold any amounts required by law (including U.S. federal, state or local, or foreign, income, employment or other taxes) to be withheld with respect to the Exchange and the exercise of New Grants. In the event that the Company does not elect for any reason to withhold amounts necessary to satisfy any applicable tax withholding obligations that arise, the Company may withhold such amounts from compensation otherwise payable to you or you must pay or provide for the payment of such amounts to the Company. The amount of tax withheld by the Company may not be sufficient to pay the actual tax liability due, and you will be responsible for any shortfall.

46. What is the tax effect of the Exchange in the U.S.?

If you accept the Exchange, we believe that there will be no U.S. federal income tax consequences with respect to the cancellation of your exchanged Eligible Grants or with respect to the award of your New Grants.

We believe that it is unlikely that neither the Offer nor Exchange will change any of the terms of your Eligible Grants for incentive stock options if you elect not to surrender them. However, there is a possibility that the Internal Revenue Service may characterize either the Offer or the Exchange as a “modification” of those incentive stock options, even if you elect not to surrender them. A successful assertion by the Internal Revenue Service that the options are modified would extend the period of time that you are required to hold the shares purchased under those options to qualify for certain tax treatment and could cause a portion of your incentive stock options to be treated as non-qualified stock options. However, any assertion by the Internal Revenue Service, even if successful, would not affect the exercise price or vesting schedule of those options.

47.	What is the income tax effect in the U.S. of the New Grants and shares I receive when I exercise my vested New Grants?

The New Grants are for “non-qualified options.” As such, they will not be taxed for income tax purposes until the year in which you exercise the New Grants. The amount of income that you will recognize with respect to the shares distributed will equal the excess of the fair market value of a share of our common stock over the exercise price paid for the shares (the “spread”). The income that you recognize with respect to the exercise of New Grants will constitute ordinary income, not capital gain. You will pay U.S. federal income tax based on the tax rates in effect for the year in which you exercise your New Grants, rather than based on the tax rates in effect for the year 2006.

The fair market value of our common stock that you receive when you exercise your New Grants will be the “tax basis” for the stock. If you later sell the stock, any gain or loss that you realize from the sale (determined based on your tax basis in the stock) will be taxable to you either as short-term or long-term capital gain or loss, depending on how long you own the shares before you sell them. Generally, you must own the shares for more than one year before you sell them in order to qualify for long-term capital gain treatment.

48. What are the tax withholding requirements in the U.S. with respect to the New Grants?

The Federal Insurance Contributions Act (“FICA”) imposes two types of taxes — Social Security tax (at 6.2%) and Medicare tax (at 1.45%) — on both employers and employees for wages paid to employees. The Social Security tax is a percentage of wages up to the Social Security wage base limitation, which is $94,200 for the year 2006. The Social Security wage base is adjusted annually. Once you have paid Social Security tax for a given year on an amount of wages from a particular employer equal to the wage base limitation, no further Social Security tax is payable on that year’s wages from that employer. Currently, there is no wage base limitation for Medicare tax purposes. Thus, all wages paid to you are subject to Medicare tax.

Income tax withholding is also required on wages paid to employees. The Company will withhold U.S. federal income taxes on the “spread” upon the exercise of your options at the supplemental wage withholding rate (currently 25%). State and local income tax withholding also may be required, depending on your state of employment. For purposes of the following illustration, the state tax withholding rate is assumed to be 6%. (The California supplemental wage withholding rate is 6%.)

The “spread” on the New Grants will be treated as wages received for FICA and income tax purposes in the year(s) of exercise. Income taxes and FICA taxes will be withheld at the time(s) of exercise. The amount of income tax withholding may not be sufficient to cover your actual income tax liability.

For Example: Assume that you accept the Offer and that you are awarded a New Grant for options to buy 300 shares at a per share exercise price of $3. Further assume that you vest and then exercise 100 of those options when the fair market value of a share is $8. You will recognize $500 of ordinary income in that year. Required withholding would be as follows: $38.25 for FICA (assuming the Social Security wage base had not been met at the time of payment) (7.65% of $500 = $38.25); $125 for federal income taxes (25% of $500 = $125); and $30 for state income taxes (at an assumed state withholding rate of 6%, 6% of $500 = $30). Thus, the total withholding obligation would be $193.75 ($38.25 + 125 + $30 = $193.75).

We may make provisions and take whatever steps as we may deem necessary or appropriate to withhold all federal, state, local and other taxes required by law to be withheld with respect to the exercise of any New Grant. For example, we may deduct the amount of any required withholding taxes from any other amount then or thereafter payable to you or may require you to pay to us in cash the amount required to be withheld.

49. Could a change in U.S. tax law affect my benefits?

Yes. Congress may change the relevant tax and Social Security law at any time, and these changes may be retroactive to before the date of enactment. These changes may have a material effect on the benefit you expect to receive by electing to participate in or by not electing to participate in the Exchange.

50. What are the local and foreign income tax consequences of the New Grants?

We are unaware of any state and local income tax consequences in the United States of the Offer and the grant and exercise of New Grants that differ from the United States federal income tax consequences described and cross-referenced above.

For employees located in China and Taiwan, we believe that there will be no income tax consequences with respect to the cancellation of your exchanged Eligible Options or with respect to the grant of your New Options.

Under current tax laws, there will be income tax consequences in both China and Taiwan when a New Option is exercised. Both China and Taiwan assess a tax on the excess of the fair market value of the stock at the time of exercise over the exercise price. For example, if an employee in China or Taiwan exercises a vested New Option with an exercise price of $3.00 for a single share at a time when Pixelworks stock is trading for $10.00, the “excess” that is subject to tax would be $7.00 ($10.00 fair market value — $3.00 exercise price = $7.00 subject to tax).

In China, the excess is considered “compensation income” and subject to Individual Income Tax or IIT. According to Circular 35 (Caishuifa (2005) 35), income tax is calculated in a way that the income is essentially spread over the months that the service associated with the stock option grant is performed, not to exceed 12 months. Pixelworks is required to withhold amounts for this tax. Please see the beginning comments to “Tax and Social Security Consequences” above on page 21.

In Taiwan, the excess is considered “other income.” Employees in Taiwan are responsible for remitting taxes associated with this “other income.”

Please be sure to consult with your tax advisor regarding the income tax consequences of the Offer, the Exchange and the New Grants, irrespective of the country in which you reside.

ADDITIONAL INFORMATION;

INCORPORATION OF DOCUMENTS BY REFERENCE

For additional information or assistance, you should send your request by email to pixelworksoep@pixelworks.com. Any responses will not be a solicitation or make any recommendation whatsoever with respect to the Offer. For example, we will not be able to answer questions about your personal situation or otherwise provide an assessment of the merits of the Offer. You should consult your personal advisors if you have questions about your financial or tax situation.

We are a reporting company under the Securities Exchange Act of 1934, as amended, and are required to file periodic and other reports with the SEC. These reports include financial material and other information about Pixelworks.

We have filed a Tender Offer Statement on Schedule TO with the SEC with respect to the Offer. This Offer Circular does not contain all of the information included in the Schedule TO and its exhibits.

The following documents that we have filed with the SEC are incorporated by reference into this Offer Circular:

•	Our Annual Report on Form 10-K for the year ended December 31, 2005, filed with the SEC on March 13, 2006;

•	Our Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2006 and June 30, 2006, filed with the SEC on May 10, 2006 and August 9, 2006, respectively;

•	Our Current Report on Form 8-K filed with the SEC on September 9, 2006;

•	Our preliminary proxy statement for our special meeting of shareholders held on October 26, 2006, filed with the SEC on September 5, 2006; and

•	Our definitive proxy statement for our special meeting of shareholders held on October 26, 2006, filed with the SEC on October 5, 2006.

You also may view the Schedule TO and the incorporated documents at the SEC’s Internet web site at: http://www.sec.gov or at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) 732-0330.

You may also obtain without charge, upon oral or written request, a copy of the Schedule TO and any document that has been incorporated by reference (except the exhibits to any such document) into this Offer Circular or any other report or document required to be given to you under SEC Rule 428(b).

You may also request Pixelworks documents from Pixelworks Stock Administration at pixelworksoep@pixelworks.com or at the following address or telephone or fax number:

Pixelworks Stock Administration

Pixelworks, Inc.
8100 SW Nyberg Road
Tualatin, Oregon 97062
tel: 503-454-1750
fax: 503-454-0261

ATTACHMENT A

PIXELWORKS INC.
OFFER TO EXCHANGE CERTAIN OUTSTANDING
PIXELWORKS STOCK OPTIONS
ELECTION FORM AND RELEASE AGREEMENT

Instructions:

•	Before you complete or return this form, you should read the Offer Circular dated October 27, 2006, that accompanies this form. You may obtain a copy of the Offer Circular on the Pixelworks intranet website at oep.pixelworks.com. The Offer Circular contains important information about the terms and risks of the Offer, and explains many of the terms used in this form. For purposes of this form, “Eligible Grants” mean all outstanding options granted to you under a Pixelworks stock incentive plan in force prior to our 2006 Stock Incentive Plan (an “Old Plan”) with an exercise price equal to or greater than $4.75 per share.

•	After you have read the Offer Circular, please complete this form and return it to Pixelworks. You may return the completed and signed form by e-mail (in .pdf form), mail, courier, hand delivery (during normal business hours) or fax to the following address:

Pixelworks, Inc.
8100 SW Nyberg Road
Tualatin, Oregon 97062
fax: 503 454 0621
e-mail: pixelworksoep@pixelworks.com, subject line: “Option Exchange”

•	DEADLINE: If you wish to accept the Offer, we must receive the completed and signed Election Form at the address above no later than 11:59 p.m., Pacific Standard Time, on November 28, 2006, unless we extend the deadline for the Offer. If we do not receive a completed and signed Election Form from you prior to this deadline, you will be deemed to have rejected the Offer.

•	You must pay all mailing or courier costs to deliver this form to Pixelworks. The method by which you deliver the completed and signed Election Form to Pixelworks is at your option and risk, and delivery will be effective only when the form is actually received by Pixelworks. In all cases, you should allow sufficient time to ensure timely delivery.

•	Pixelworks is not obligated to give you notice of any defects or irregularities in your Election Form, nor will anyone incur any liability for failure to give any such notice. Pixelworks will determine, in its discretion, all questions as to the form and validity, including time of receipt, of elections. Pixelworks’ determination of these matters will be final and binding.

•	If you need additional information, please read the Offer Circular or contact Pixelworks Stock Administration at pixelworksoep@pixelworks.com, at the address given above or at (503)454-1745 (during normal U.S. business hours).

Exchange Offer Election. I hereby (check the applicable box — if no election is checked, you will be deemed to have rejected the Offer):

☐	Accept the Offer with respect to all of my Eligible Grants. I further agree to be bound by the terms of the release and other terms and conditions in this form. (Sign below and return this form to Pixelworks.)

☐	Accept the Offer only with respect to the specific grants of my Eligible Grants identified below. I further agree to be bound by the terms of the release and other terms and conditions in this form. (Fill in the following table to indicate the Eligible Option grant(s) that you elect to exchange in the

Offer. If you elect to exchange any portion of a particular option grant, you must exchange all of the unexercised options (whether or not vested) that are a part of that grant. If you do not list all of your Eligible Grants that you wish to exchange, you will be deemed to have rejected the Offer with respect to each of your Eligible Grants that you do not list.) (Sign below and return this form to Pixelworks.)

Grant Number:	Grant Number:
Grant Number:	Grant Number:
Grant Number:	Grant Number:
Grant Number:	Grant Number:
Grant Number:	Grant Number:

☐	Reject the Offer and withdraw any previous elections. My Eligible Grants will remain outstanding as described in the response to Question 25 in the Offer Circular. (Sign below and return this form to Pixelworks.)

Signature (All Persons). I hereby represent and confirm to Pixelworks that:

•	I have full power and authority to sign and deliver this election and release form and to tender any Eligible Grants pursuant to the terms of the Offer;

•	I have received and read, and I understand, the Offer Circular and its attachments and this election and release form (collectively referred to in this form as the “Offer Documents”);

•	I have had adequate time and opportunity to ask questions of the Company about the Offer and the Offer Documents, and to seek advice from my independent legal, tax and/or financial advisors concerning the Offer and the Offer Documents;

•	I understand that the Offer Documents contain all of the terms of the Offer in their entirety, and that I have not relied on any other documents or oral representations from Pixelworks or any of its officers, directors, employees, representatives, affiliates or agents in deciding to accept or reject the Offer;

•	Pixelworks has not made any recommendation to me as to whether I should accept or reject the Offer, and any election to accept the Offer is wholly voluntary; and

•	my election to accept or reject the Offer is correct.

I understand that the Offer will expire at 11:59 p.m., Pacific Standard Time, on November 28, 2006 (the “Expiration Date”), unless Pixelworks subsequently extends the Expiration Date. I understand that I may not revoke my election to accept or reject the Offer after the Expiration Date. I understand that I can withdraw or change my elections on this form at any time prior to the Expiration Date only by completing and signing a new Election Form and returning it to Pixelworks prior to the Expiration Date. If I submit a new Election Form to Pixelworks prior to the Expiration Date, I understand that my previous election(s) will be cancelled, and that the elections marked on the new Election Form will be effective for all purposes relating to the Offer.

I understand and agree that my employment with Pixelworks is and will continue to be on an at-will basis, and that my employment status with Pixelworks is not affected in any way by the Offer or by anything contained in the Offer Documents.

I also understand that if I alter or modify this form in any way (other than by checking the box corresponding to my election, completing the table (if applicable) to identify the Eligible Grants that I want to exchange in the Offer, and completing the signature block below), my alterations and/or modifications will not be effective and will not be binding on Pixelworks.

This form will be deemed to have been executed and delivered within the State of Oregon, United States of America, and the rights and obligations of the parties hereunder, and the Offer Documents, will be construed and enforced in accordance with the laws of the State of Oregon without regard to principles of conflict of laws. I agree that the application of Oregon law to this form, the Offer and the Offer Documents is fair and equitable.

If I have accepted the Offer (as indicated in this form) as to any of my Eligible Grants, I agree to be bound by the terms of, and acknowledge that I have read and understand, the release and other terms and conditions set forth in this form, which are incorporated by this reference.

This form must be completed and signed in the space below. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title must be specified, and proper evidence of the authority of such person to act in such capacity must be submitted with this form.

Signature:
Print Name:	Date:

Release and Other Terms and Conditions (For Persons Accepting the Offer Only)

By accepting the Offer (by marking such election in this form), and by my signature above, I hereby agree with Pixelworks as follows:

•	Subject to all of the terms and conditions of the Offer, I hereby tender all Eligible Grants that I have elected to exchange pursuant to the Offer (such exchanged options are referred to in this form as “Cancelled Grants”), and I agree that, subject to acceptance by Pixelworks, all of my Cancelled Grants will automatically terminate effective as of the date my New Grants are granted;

•	Upon acceptance of the Cancelled Grants by Pixelworks, I, on my own behalf and on behalf of my heirs, dependents, executors, administrators and assigns, hereby release Pixelworks and its successors, assigns, affiliates, representatives, directors, officers and employees, past and present (collectively referred to in this form as “Released Persons”), with respect to and from any and all claims, damages, agreements, obligations, actions, suits, proceedings and liabilities of whatever kind and nature, whether now known or unknown, suspected or unsuspected (collectively referred to in this form as “Claims”), which I now own or hold or at any time previously owned or held against any of the Released Persons and that relate to or are in any way connected with the Cancelled Grants. I acknowledge that I may later discover claims or facts that are in addition to or are different from those which I now know or believe to exist with respect to the Cancelled Grants. Nevertheless, I hereby waive any Claim relating to or connected with the Cancelled Grants that might arise as a result of such different or additional claims or facts. I fully understand the significance and consequence of this release.

•	I have not previously assigned or transferred to any person (other than Pixelworks) any interest in the Cancelled Grants, and I agree to defend, indemnify and hold harmless all Released Persons from and against any claim based on or in connection with any purported assignment or transfer.

•	Pixelworks will be required to issue replacement options in exchange for my Cancelled Grants only if I am an eligible employee of Pixelworks on the grant date for the replacement options, and otherwise only in accordance with the terms set forth in the Offer Circular. If I retire or my employment with Pixelworks otherwise terminates for any reason (whether voluntary or involuntary, or at my election or Pixelworks’ election) before Pixelworks issues any replacement options pursuant to the Offer, I understand and agree that I will not be entitled to receive any replacement options, and that all of my Eligible Grants will be deemed withdrawn, and that I may exercise my Eligible Grants only in accordance with their terms. Those terms include a requirement that I exercise my Eligible Grants within ninety three (3) months of the end of my employment.

•	If Pixelworks is involved in a merger, change of control or other reorganization event prior to the date upon which Pixelworks proposes to issue the replacement options pursuant to the Offer, it is possible that I will not receive any replacement options, securities of the surviving corporation or other consideration in exchange for my Cancelled Grants or in exchange for any replacement options that Pixelworks otherwise would have granted to me pursuant to the Offer.

•	Any replacement options issued in exchange for my Cancelled Grants will be evidenced by a new instrument of grant to be issued by Pixelworks under the 2006 Stock Incentive Plan.

•	The Offer Documents comprise the entire agreement and final understanding concerning the Offer and my Cancelled Grants, and the Offer Documents supersede and replace all prior agreements, proposed or otherwise, whether written or oral, between Pixelworks and me concerning the same subject matter. Pixelworks will not be bound by any representation, promise or agreement that is not specifically contained in the Offer Documents.

•	Pixelworks reserves the right, under the circumstances set forth in the Offer Circular, to terminate or amend the offer, or to postpone its acceptance and cancellation of any Cancelled Grants.

•	If any provision of the Offer Documents or this election and release form is found to be invalid, such finding will not affect the validity and enforceability of the other provisions of such documents, so long as the essential economic provisions of this form and the Offer can still be given effect.

•	I agree to cooperate fully and to execute any and all supplementary documents and to take all additional actions that may be necessary or appropriate to give full force to the basic terms and intent of this form and the Offer and which are not inconsistent with their respective terms.

[End of Document]

ATTACHMENT B

PIXELWORKS, INC.
SELECTED FINANCIAL DATA
(In thousands, except per share data)

The table below presents a summary of our selected consolidated financial data as of the dates and for the periods indicated. The selected consolidated statement of operations data presented for the two years ended December 31, 2005 and 2004 and the selected consolidated balance sheet data as of December 31, 2005 and 2004 have been derived from our audited consolidated financial statements and related notes thereto have been derived from our audited consolidated financial statements and related notes thereto incorporated by reference in this Offer Circular. The selected consolidated statement of operations data presented below for the six months ended June 30, 2006 and 2005 and the selected consolidated balance sheet data as of June 30, 2006 have been derived from our unaudited condensed consolidated financial statements and related notes thereto incorporated by reference in the offering memorandum and which, in our opinion, include all adjustments, including normal recurring adjustments, necessary for the fair presentation of that information for such periods. The interim period selected financial data are not necessarily indicative of the results for the entire fiscal year.

	Six Months Ended		Years Ended
	June 30,		December 31,
	2006	2005	2005	2004
	(Unaudited)		(Audited)

Consolidated Statement of Operations Data:
Revenue, net	$67,469	$81,576	$171,704	$176,211
Income (loss) from operations	(182,190)	(2,383)	(21,720)	28,029
Net income (loss)	(178,624)	(1,439)	(42,610)	21,781
Net income (loss) per share:
Basic	$(3.72)	$0.03	$(0.90)	$0.47
Diluted	$(3.72)	$0.03	$(0.90)	$0.45
Weighted average shares outstanding:
Basic	48,054	47,064	47,337	46,673
Diluted	48,054	47,064	47,337	52,062
Ratio of earnings to fixed charges	$(178,171)	$(1,426)	$(20,188)	0.1

The ratio of earnings to fixed charges is calculated by dividing (a) income (loss) before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense under operating leases we deem a reasonable approximation of the interest component. During the periods the ratio indicates less than one-to-one coverage, the dollar amount of the deficiency is presented.

	June 30,	December 31,
	2006	2005	2004
	(Unaudited)	(Audited)

Consolidated Balance Sheet Data:
Current assets	$156,822	$182,273	$230,834
Non-current assets	73,248	239,283	192,735
Total assets	230,070	421,556	423,569
Current liabilities	36,003	42,982	21,181
Non-current liabilities	150,977	163,357	150,365
Total liabilities	186,980	206,339	171,546
Total shareholders’ equity	43,090	215,217	252,023
Total liabilities and shareholders’ equity	230,070	421,556	423,569

As of June 30, 2006, Pixelworks, Inc.’s book value per share was $0.89. Book value per share is computed by dividing shareholders’ equity by the number of shares of our common stock outstanding, including exchangeable shares of 548,873, at June 30, 2006.

ATTACHMENT C

INFORMATION ABOUT THE DIRECTORS AND EXECUTIVE OFFICERS OF
PIXELWORKS, INC.

The directors and executive officers of Pixelworks, Inc., and their positions and offices as of October 27, 2006, are set forth in the following table:

Name	Positions and Offices Held

Allen H. Alley*	Chairman, President and Chief Executive Officer, Director
Hans Olsen*	Executive Vice President & Chief Operating Officer
Michael D. Yonker*	Vice President, Chief Financial Officer, Treasurer & Secretary
Richard J. Tobias*	Vice President & Chief Technical Officer
John Lau*	Vice President, China Site Management & Manufacturing
Jerry Ardizzone	Vice President, Worldwide Sales
Jodie Brady	Vice President, Business Operations
Gang (Mark) Cui	Vice President and General Manager, China
Brett Monello	Vice President, Video and Image Processors
Hongmin (Bob) Zhang	Vice President, Technology
Frank Gill*	Director
Mark Christensen*	Director
James Fiebiger*	Director
C. Scott Gibson*	Director
Daniel Heneghan*	Director
Bruce Walicek*	Director

*	Indicates members of our Board of Directors and our five most highly compensated executive officers, who are not eligible to participate in the exchange program.

The address of each director and executive officer is c/o Pixelworks, Inc., 8100 SW Nyberg Road, Tualatin, OR 97062. The telephone number for each director and executive officer is (503) 454-1750.